Mail Stop 6010

November 5, 2007

Sean Casey, M.D.
President and Chief Executive Officer
Virtual Radiologic Corporation
5995 Opus Parkway
Suite 200
Minnetonka, MN 55343

> **Re: Virtual Radiologic Corporation**
> **Amendment No. 6 to Form S-1 Registration Statement**
> **Filed November 2, 2007**
> **File No. 333-136504**

Dear Dr. Casey:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/A filed November 2, 2007

Use of Proceeds, page 33

1.   Please explain to us how your sale of 4,000,000 shares of common stock at an estimated issuance price of $17.00 per share generates approximately $61.7 million in proceeds net of estimated underwriting discounts, commissions and the $4.8 million in estimated offering expenses noted on page II-1.

Dilution, page 36

2.   You disclose that your historical net tangible book value of ($17.2) million as of
        September 30, 2007 is the same amount as your pro forma net tangible book value
        giving effect to the conversion of all outstanding shares of your preferred stock.
        As such, it appears that you include the carrying value of your preferred stock in
        your historical net tangible book value. Please address the following:
        a. Please revise your historical net tangible book value and per share amount to
            include only your common equity.
        b. Please explain to us how you determined your pro forma net tangible book
            value giving effect to the conversion of all outstanding shares of your
            preferred stock.
        c. Please revise your table presentation to separately show the pro forma net
            tangible book value per share giving effect to the conversion of all outstanding
            shares of your preferred stock.

3.   Please reconcile for us the $18,600,469 total consideration contributed by existing
        stockholders to the $28,841,000 of paid-in capital on a pro forma basis presented
        in your capitalization table on page 34.

                                *   *   *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested effective date.

You may contact Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Riegel at (202) 551-3575, Suzanne Hayes at (202) 551-3675 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Daniel Rubino
        Willkie Farr & Gallagher, LLP
        787 Seventh Avenue
        New York, NY 10019
        F: 212-728-8111